Exhibit 4 Luis Hernández EVP of Digital and Organizational Development Digital StrategyExhibit 4 Luis Hernández EVP of Digital and Organizational Development Digital Strategy

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Digital innovation at the core of all that we do Digital Innovation Ecosystem Commercial CX 4.0 Operations st CEMEX Go, industry’s 1 digital Artificial Intelligence and Augmented global platform Reality Commercial Production • Introduced in 2017• Enhance operational efficiency • Fully digital and cloud-based • Improve safety performance Customers • Constantly evolving • Minimize CO emissions 2 • Seamlessly covers the full customer journey Management Working Smarter Leveraging strategic partnerships • Transform our global business services • Scalable digital model that drives efficienciesDigital innovation at the core of all that we do Digital Innovation Ecosystem Commercial CX 4.0 Operations st CEMEX Go, industry’s 1 digital Artificial Intelligence and Augmented global platform Reality Commercial Production • Introduced in 2017• Enhance operational efficiency • Fully digital and cloud-based • Improve safety performance Customers • Constantly evolving • Minimize CO emissions 2 • Seamlessly covers the full customer journey Management Working Smarter Leveraging strategic partnerships • Transform our global business services • Scalable digital model that drives efficiencies

Commercial process seamlessly integrated with our digital Ready-Mix management system Customer V 4.18.7 Digital Orders Smart Overbooking Fully digital, cloud-based solution Confirmation managing CX’s Ready-Mix business Real-time logistics Slots availability from order to delivery optimization Order Logistics Quality Dispatch & Initial Order Production Confirmation Planning Assurance Delivery • Specifications• Optimal plant • Inventory • Real-time • Timing and delivery management logistics • Price routes monitoringCommercial process seamlessly integrated with our digital Ready-Mix management system Customer V 4.18.7 Digital Orders Smart Overbooking Fully digital, cloud-based solution Confirmation managing CX’s Ready-Mix business Real-time logistics Slots availability from order to delivery optimization Order Logistics Quality Dispatch & Initial Order Production Confirmation Planning Assurance Delivery • Specifications• Optimal plant • Inventory • Real-time • Timing and delivery management logistics • Price routes monitoring

Milestones in our digital journey Commercial Management Production Working CX 4.0 Smarter Operations V 4.18.7 • First end-to-end global digital solution • Evolve management services • Use Data Science to optimize for all customers & business leveraging automation and digital production, energy consumption and technologies CO emissions 2 • Pioneer in the use of customer data and Artificial Intelligence to predict • Leverage our partners’ ecosystem• Apply Augmented Reality to leverage global expertise for maintenance cost customer behavior • Enable new ways of working reduction and remote training 40,000 recurrent customers representing 90% of our volume $100 M ~10% Annual expected cost savings Reduction in operational expenditure 60% of Global Orders by CEMEX Go 44 to 70 NPS from 2018 to 2021

Capitalizing opportunities through new digital business models What are we doing? Promote open innovation initiatives via and more… CEMEX Ventures and Neoris, focused on Digitalization of the Construction Ready-Mix Building Materials Smart Truck Value Chain management system Last Mile Delivery 749 +3,500 Available in USA & MEX Plants Globally Trucks Deployed IT subsidiary Architects Distributors & Engineers & Logistics Industry Value Chain Challenges and Opportunities • Fragmented supply chain Manufacturers Contractors & Suppliers • 14% of global rework in construction is caused by bad data & Trades • $1.6 trillion potential savings from losses related to waste, 1 delays and logistics Asset & Infrastructure Regulators Operators & AssociationsCapitalizing opportunities through new digital business models What are we doing? Promote open innovation initiatives via and more… CEMEX Ventures and Neoris, focused on Digitalization of the Construction Ready-Mix Building Materials Smart Truck Value Chain management system Last Mile Delivery 749 +3,500 Available in USA & MEX Plants Globally Trucks Deployed IT subsidiary Architects Distributors & Engineers & Logistics Industry Value Chain Challenges and Opportunities • Fragmented supply chain Manufacturers Contractors & Suppliers • 14% of global rework in construction is caused by bad data & Trades • $1.6 trillion potential savings from losses related to waste, 1 delays and logistics Asset & Infrastructure Regulators Operators & Associations

Luis Hernández EVP of Digital and Organizational Development Digital StrategyLuis Hernández EVP of Digital and Organizational Development Digital Strategy